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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response 14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

PYR Energy Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

693677106

(CUSIP Number)

Eric Sippel

Eastbourne Capital Management, L.L.C.

1101 Fifth Avenue, Suite 160

San Rafael, CA 94901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Eastbourne Capital Management, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) __AF__

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,634,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,634,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,634,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 15.3%

14. Type of Reporting Person (See Instructions) IA, OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Richard Jon Barry

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) __AF__

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,634,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,634,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,634,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 15.3%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Black Bear Offshore Master Fund Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) __X__

3. SEC Use Only

4. Source of Funds (See Instructions) __WC__

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0%

14. Type of Reporting Person (See Instructions) CO CO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Black Bear Offshore Master Fund, l..P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) __X__

3. SEC Use Only

4. Source of Funds (See Instructions) __WC__

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,317,019
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,317,019

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,317,019

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.8%

14. Type of Reporting Person (See Instructions) PN CO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Black Bear Fund I, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) __X__

3. SEC Use Only

4. Source of Funds (See Instructions) __WC__

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,190,310
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,190,310

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,190,310

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 5.0%

14. Type of Reporting Person (See Instructions) PN

Preamble

This Amendment No. 1 relates to the Schedule 13D originally filed on June 3, 2002, by Eastbourne Capital Management, L.L.C ("Eastbourne"), Richard Jon Barry ("Barry"), Black Bear Offshore Master Fund Limited ("Old BBO"), and Black Bear Fund I, L.P. (the "Fund") relating to shares of Common Stock (the "Stock") of PYR Energy Corporation (the "Issuer"). The information set forth regarding securities owned and percentage ownership and the text of Items 2, 4, 5 and 6 are hereby amended, supplemented, and where indicated, restated to reflect that on February 23, 2004, the Notes were amended to limit the holders ability to convert the Notes into Stock, as more fully described under Item 5 below. The information set forth regarding securities owned by Black Bear Offshore Master Fund Limited has been amended to reflect that the securities owned by it were transferred to Black Bear Offshore Master Fund, L.P. (the "Offshore Fund") in a manner that effected only a change in the form of beneficial ownership without changing the pecuniary interest of the shareholders of Old BBO.

Capitalized terms used in this Amendment No. 1 but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

(a) Eastbourne, Barry, the Offshore Fund, Old BBO and the Fund (collectively, the "Filers"). Old BBO, the Offshore Fund and the Fund are filing jointly with the other Filers, but not as members of a group, and they expressly disclaim membership in a group.

(b) The business address of Eastbourne, Mr. Barry and the Fund is 1101 Fifth Avenue, Suite 160, San Rafael, CA 94901. The address of Old BBO and the Offshore Fund is c/o CITCO Fund Services (Cayman Islands) Limited, Corporate Centre, West Bay Road, P.O. Box 31106-SMB, Grand Cayman, Cayman Islands.

(c) Eastbourne is a registered investment adviser and is the general partner or manager of investment limited partnerships and limited liability companies, including the Fund and the Offshore Fund. Eastbourne also is the investment adviser to those partnerships and companies and to other accounts, including the Fund and the Offshore Fund. Mr. Barry is the controlling owner of Eastbourne.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Please see the cover page for each Filer for the citizenship of that Filer.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated as follows:

None of the Filers has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of Eastbourne's advisory clients for the purpose of investment, as the holders of the Notes and the Stock. The Filers had designated Eric M. Sippel and Borden Putnam to serve on the Issuer's Board of Directors. Messrs. Sippel and Putnam resigned from the Board on July 16, 2003. The Filers do not currently have any designees on the Board and have no present plans or intentions to appoint any designee. Messrs. Sippel and Putnam frequently participate in board meetings as observers and may discuss (but not vote) on any of the transactions or events described in Item 4 of Schedule 13D. Eastbourne may decide to purchase at any time or times on behalf of its advisory clients additional shares of Stock or other securities of the Issuer. Eastbourne may at any time cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner. Eastbourne's advisory clients reserve all of their rights as stockholders and Noteholders of the Issuer and may exercise those rights in any manner that they or Eastbourne consider to be in the interests of such clients. Other than as described herein, none of the Filers has any present plans or proposals which relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by inserting the following paragraph after the text included under Item 5:

Black Bear Offshore Master Fund Limited has ceased to be the beneficial owner of more than 5% of the Stock as of February 23, 2004.

The Notes were amended as of February 23, 2004, to provide, among other things, that the number of shares of Stock that may be acquired by the Noteholders upon any conversion of Notes shall be limited to the extent necessary to ensure that, following such exercise, the total number of shares of Stock then beneficially owned by such Noteholder and its Affiliates (as such term is defined in Rule 405 under the Securities Act of 1933, as amended) and any other persons whose beneficial ownership of Common Stock would be aggregated with the Noteholder's for purposes of Section 13(d) of the Exchange Act, does not exceed 9.999% of the total number of issued and outstanding shares of Stock (including for such purpose the shares of Stock issuable upon such conversion). For such purposes, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations thereunder. By written notice to the Issuer a Noteholder may waive the provisions limiting conversion or increase or decrease such limitation percentage to any other percentage specified in such notice. Any such waiver or increase will not be effective until the sixty-first day after such notice is delivered to the Issuer

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

Eastbourne is the general partner of the Fund, the Offshore Fund and another investment limited liability company pursuant to agreements of limited partnership or limited liability company agreements between Eastbourne and the Fund and that company, respectively. Eastbourne is the investment adviser to other accounts pursuant to investment management agreements between Eastbourne and each of those other accounts. Those agreements provide to Eastbourne the authority, among other things, to invest the funds of the Fund, the Offshore Fund and other clients in the Stock, to vote and dispose of Stock and to file this statement on behalf of the Fund, the Offshore Fund and those other clients. Pursuant to those agreements of limited partnership, limited liability company agreements and investment management agreements, Eastbourne is entitled to allocations and fees based on assets under management and realized and unrealized gains.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2004

Eastbourne Capital Management, L.L.C. By: Eric M. Sippel Chief Operating Officer	Black Bear Offshore Master Fund Limited By: Eastbourne Capital Management, L.L.C. Attorney-in-fact By: ____________________________________ Eric M. Sippel Chief Operating Officer
Black Bear Offshore Master Fund, L.P. By: Eastbourne Capital Management, L.L.C. General Partner By: ____________________________________ Eric M. Sippel Chief Operating Officer	Black Bear Fund I, L.P. By: Eastbourne Capital Management, L.L.C. General Partner By: ____________________________________ Eric M. Sippel Chief Operating Officer

____________________________________

Richard J. Barry

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of PYR Energy Corporation or any other issuer. For that purpose, the undersigned hereby constitute and appoint Eastbourne Capital Management, L.L.C., a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: March 3, 2004

Eastbourne Capital Management, L.L.C.

By:

Eric M. Sippel
Chief Operating Officer

Black Bear Offshore Master Fund, L.P.

By: Eastbourne Capital Management, L.L.C.

General Partner

By: ____________________________________

Eric M. Sippel

Chief Operating Officer

Black Bear Offshore Master Fund Limited By: Eastbourne Capital Management, L.L.C. Attorney-in-fact By: ____________________________________ Eric M. Sippel Chief Operating Officer
Richard J. Barry	Black Bear Fund I, L.P. By: Eastbourne Capital Management, L.L.C. General Partner By: ____________________________________ Eric M. Sippel Chief Operating Officer